# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willow Lane Acquisition Corp., CIK 0002032379
CUSIP: G9675P102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York, New York (NY), 10107
Date of event which requires filing of this statement: 09/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001823823

## Reporting persons
- Hiddenite Capital Partners LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (5.9% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Hiddenite Capital Master Fund Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (5.9% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Hiddenite Capital Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (5.9% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Ryan Russell Packard: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (5.9% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).

## Item 1. Issuer
Name of issuer: Willow Lane Acquisition Corp.
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York, New York, 10107

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Hiddenite Capital Partners LP, a Delaware Limited Partnership and Investment Adviser ("Hiddenite Capital"). The persons reporting information on this Schedule 13G include, in addition to Hiddenite Capital are a company incorporated in the Cayman Islands ("Hiddenite Capital Master Fund Ltd"), Delaware Limited Liability Company ("Hiddenite Capital Holdings LLC") the General Partner of Hiddenite Capital and Ryan Russell Packard, a citizen of the United States of America, who is the Managing Member of Hiddenite Capital (each, a "Reporting Person" and, together, the "Reporting Persons"). Hiddenite Capital directly holds 750,000 shares of Common Stock on behalf of its advisory clients. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is as follows: The registered office of Hiddenite Capital Partners LP, Hiddenite Capital Master Fund Ltd., and Hiddenite Capital Holdings LLC is 1345 Avenue of the Americas, 2nd Floor, New York, New York 10105.
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Hiddenite Capital acquired the Issuer's shares in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of influencing the control of the Issuer. Hiddenite Capital Holdings LLC is the general partner of and may be deemed to beneficially own securities owned by Hiddenite Capital. Ryan Russell Packard, is the Managing Member of Hiddenite Capital Holdings LLC and Managing Partner of Hiddenite Capital and may be deemed to beneficially own securities owned by Hiddenite Capital.The percentages reported in Row 11 of each cover page are based on 12,650,000 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of August 12, 2025, based on the Issuer's Form 10-Q filed with the SEC on August 12, 2025.
Percent of class: 5.9
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hiddenite Capital Partners LP: Ryan Russell Packard, Managing Partner (10/02/2025)
- Hiddenite Capital Master Fund Ltd.: Ryan Russell Packard, Director (10/02/2025)
- Hiddenite Capital Holdings LLC: Ryan Russell Packard, Managing Member of Hiddenite Capital Holdings LLC (10/02/2025)
- Ryan Russell Packard: Ryan Russell Packard, Self, Principal owner of Hiddenite Capital Holdings (10/02/2025)